Exhibit 99.1

Fuwei Films Announces Initial Verdict of Major Shareholders Case

Tuesday March 10, 2009, 4:30 pm EDT

BEIJING, March 10 /PRNewswire-Asia-FirstCall/ -- Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL - News; "Fuwei" or "the Company"), a manufacturer and distributor of high-quality BOPET plastic films located in China, today announced the Company became aware of the initial verdict issued by the Jinan Intermediate People's Court in the city of Jinan, Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The verdict found the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs' worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd. The court sentenced Mr. Yin to death, with a stay of execution for two years. The other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment. All of the personal property of the three individuals (including their holdings of Apex Glory and Easebright Investments, through which they own an aggregate of approximately 65% of the ordinary shares of Fuwei) will be transferred to the Chinese government. None of these individuals is currently involved in Fuwei's day-to-day operations.

The three individuals are currently appealing the initial verdict.

"With today's announcement, Fuwei believes it is close to the conclusion of a nearly two-year period of uncertainty in the Company's history," said Mr. Xiaoan He, Chairman and CEO of Fuwei. "We believe the Chinese government will support our long-term growth, as it did before. This also means we will soon be able to focus exclusively on executing Fuwei's strategy to emerge from the current economic crisis as a stronger player in our industry, by developing export markets, continuing our R&D, and expanding into the thick film business, which we believe will be a strategically important market for us to be in."

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Fuwei Films (Shandong) Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For further information, please contact:

In China:
Maggie Huang
Investor Relations Manager
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Tel:   +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com